July 12, 2007

By now, I trust you are aware of Alcan's July 12 announcement that it had agreed to combine with Rio Tinto after the global leading mining group, headquartered in the United Kingdom, made an offer to acquire the Company.  You have probably heard a lot about this transaction from within Alcan but also from the media, your family and friends. To find out more and to keep up to date on the latest developments, I would direct you to the Alcan Speaks section of the Alcan Source portal, which contains last week’s press release, a letter from Dick Evans, a fact sheet on Rio Tinto and related documentation.  This site will be updated as often as possible.

As an employee of Alcan B&A, there is a lot of information to absorb.  The combination of Rio Tinto and Alcan's bauxite and alumina businesses are critical to the new company; accordingly, we would expect there to be tremendous opportunity for talented, hard-working employees within the combined company.  Having said this, I also recognize that news of a new parent company raises questions about the future and so, below, I have attempted to synthesize B&A-specific information in the interest of clarifying matters:

  The combined aluminum product group, to be named Rio Tinto Alcan, will be a new global leader in the aluminum industry with large, long life, low cost assets worldwide.  The combined group’s access to significant bauxite reserves, competitive alumina refining, low-cost hydro power, leading smelter technology, and a deep and diverse talent pool provides an excellent position to capitalize on the favorable demand fundamentals of the aluminum industry.

  The combination of Rio Tinto and Alcan will create the largest global producer of both aluminum and bauxite, based on current production, with a defined pathway through the commissioning of Gove and the committed expansion of Yarwun, both in Australia, to becoming the largest producer of alumina in the world.

  Rio Tinto recognizes Australia’s strengths in bauxite extraction alumina refinery operations and project development.  It is committed to leverage those strengths by locating the combined global bauxite and alumina business and associated research and development activities in Queensland, Australia.

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To all, I would say that these are early days and that it is simply too soon to discuss specific, detailed actions that will be taken and their impacts on individuals.  I can tell you that, with Alcan’s deep-rooted set of values as our compass and a strong talent management system in place, we will manage issues related to employees as quickly as possible, ensuring that everyone is treated with the respect and dignity that is deserved.  It’s also important to remember that B&A is a global business today and will remain a global business in the future with employees located across the globe.

Until Alcan completes the transaction with Rio Tinto, which we expect to happen in the fourth quarter of 2007, we will remain two separate companies and must continue to operate independently.  In the meantime, I commit, along with B&A’s management team, to keeping you informed of developments that may impact the group as and when we are able.  It is important to note that all of our 2007 goals and objectives remain the same and that none of our roles are any different today than they were before the announcement.  The focus of each and every one of us should be on ensuring a successful future by doing the best job we can each and every day.

In closing, I want to thank you for your dedication and focus of the past months.  I also hope that you continue to believe, as I do, that our talent, our experience and our potential will create great opportunity for each and every one of us.

Sincerely,

Jacynthe Coté
President and CEO
Alcan Bauxite and Alumina

Note: I welcome your views on this note or on other matters that are important to you. Please feel free to send me your thoughts at jacynthe.cote@alcan.com.